Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333- 172125 on Form S-8 of our reports dated April 17, 2014, relating to the consolidated financial statements and financial statement schedule of Country Style Cooking Restaurant Chain Co., Ltd. (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America), and the effectiveness of Country Style Cooking Restaurant Chain Co., Ltd.’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Country Style Cooking Restaurant Chain Co., Ltd. for the year ended December 31, 2013.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

May 14, 2014